FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number: 000-33295

3SBIO INC.

(Translation of registrant’s name into English)

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

3SBIO INC.

FORM 6-K

3SBio Inc. is furnishing under the cover of Form 6-K:

Exhibit 99.1 Press release, dated November 12, 2009, regarding that 3SBio Inc. announces unaudited third quarter 2009 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/S/ DR. JING LOU
Name:	Dr. Jing Lou
Title:	Chief Executive Officer

Date: November 13, 2009

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press release, dated November 12, 2009, regarding that 3SBio Inc. announces unaudited third quarter 2009 results.

Exhibit 99.1

FOR RELEASE NOVEMBER 12, 2009 5:00 pm Eastern Time

3SBio Inc. Announces Unaudited Third Quarter 2009 Results

Third quarter revenue grew 35.8% year-over-year to RMB92.6 million (US$13.6million); Operating income grew 37.8% year-over-year to RMB28.5 million (US$4.2 million); Company reiterates FY2009 revenue guidance

SHENYANG, CHINA — November 12, 2009 — 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or “the Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced its unaudited financial results for the third quarter ended September 30, 2009.

Third Quarter 2009 Financial Highlights:

•	Total net revenues increased by 35.8% over the third quarter of 2008 to RMB92.6 million (US$13.6 million).

•

Operating income increased by 37.8% over the third quarter of 2008 to RMB28.5 million (US$4.2million) on a GAAP basis, and increased by 34.7% over the third quarter of 2008 to RMB29.8 million (US$4.4 million) on a non-GAAP basis.

•

Net income increased by 1343.5% over the third quarter of 2008 to RMB26.9 million (US$3.9 million) on a GAAP basis, and increased by 25.6% over the third quarter of 2008 to RMB28.2 million (US$4.1 million) on a non-GAAP basis.

•

Net income per American Depositary Share (“ADS”) for the third quarter of 2009 was RMB1.25 (US$0.18) compared with RMB0.09 (US$0.01) for the third quarter of 2008 on a GAAP basis, and RMB1.31 (US$0.19) for the third quarter of 2009 compared with RMB1.03 (US$0.15) for the third quarter of 2008 on a non-GAAP basis.

First Nine Months 2009 Financial Highlights:

•	Total net revenues in the first nine months of 2009 increased by 32.5% to RMB242.6 million (US$35.5 million) compared to RMB183.2 million (US$27.0 million) in the first nine months of 2008.

•

Operating income increased by 48.6% over the first nine months of 2008 to RMB74.5 million (US$10.9 million) on a GAAP basis, and increased by 44.3% to RMB77.5 million (US$11.4 million) on a non-GAAP basis.

•

Net income increased by 70.2% over the first nine months of 2008 to RMB69.8 million (US$10.2 million) on a GAAP basis, and increased by 19.0% over the first nine months of 2008 to RMB75.8 million (US$11.1 million) on a non-GAAP basis.

•

Net income per ADS on a fully-diluted basis for the first nine months of 2009 was RMB3.24 (US$0.47) compared with RMB1.89 (US$0.28) for the first nine months of 2008 on a GAAP basis, and RMB3.52 (US$0.52) compared with RMB2.93 (US$0.43) for the first nine months of 2008 on a non-GAAP basis.

Third Quarter 2009 Business Highlights

•

EPIAO, the Company’s flagship injectable recombinant human erythropoietin (“EPO”) product, demonstrated strong growth with net revenue from EPIAO in the third quarter of 2009 rising 32.6% to RMB56.6 million (US$8.3 million) compared to RMB42.7 million (US$6.3 million) in the third quarter of 2008.

•

Net revenues for TPIAO, the Company’s novel recombinant human thrombopoietin (“TPO”) product, increased by 41.3% to RMB27.9 million (US$4.1 million) in the third quarter of 2009, compared to RMB19.7 million (US$2.9 million) in the third quarter of 2008.

•	Construction of the new EPIAO and TPIAO manufacturing plant in Shenyang remains on schedule for completion this year in preparation for validation and certification next year.

•	Dr. Jing Lou, chief executive officer of 3SBio, commented:

“Overall, the business is performing as expected with a strong set of results this quarter and we reiterate our full-year guidance of US$43-45 million. Construction of our new plant remains on schedule and we look forward to moving to validation and certification next year. We continued to develop our product pipeline and will update the market when we have reached significant milestones in the approval process.”

Three months ended September 30, 2009 Unaudited Financial Results

Net revenues. Net revenues increased by 35.8% to RMB92.6 million (US$13.6 million) for the third quarter of 2009 from RMB68.2 million (US$10.0 million) for the same period in 2008. This increase was largely due to continued strength from EPIAO and TPIAO products which increased by 32.6% and 41.3%, respectively, over the same period in 2008. TPIAO remained 3SBio’s second largest revenue contributor in the quarter, accounting for 30.1% of total net revenues. Export sales declined by 6.4% to RMB2.3 million (US$0.3 million), and revenues from our in-licensed IV Iron Sucrose supplement rose 113.7% to RMB3.7 million (US$0.5 million).

Gross profit. As a result of continued sales growth from key products, GAAP gross profit for the third quarter of 2009 increased by 38.3% to RMB86.1 million (US$12.6 million) from RMB62.2 million (US$9.2 million) for the same period in 2008. GAAP gross margin increased by 1.7% to 93.0% for the third quarter of 2009 from 91.3% for the same period in 2008.

Operating expenses. GAAP operating expenses were RMB57.6 million (US$8.4 million) for the third quarter of 2009, an increase of 38.6% from GAAP operating expenses of RMB41.5 million (US$6.1 million) for the same period in 2008. Non-GAAP operating expenses were RMB56.4 million (US$8.3 million) for the third quarter of 2009, an increase of 40.3% from non-GAAP operating expenses of RMB40.2 million (US$5.9 million) for the same period in 2008. The increase in operating expenses was largely driven by higher R&D expenses, particularly at the early stage of the pipeline.

•

Research and development (“R&D”) costs. GAAP R&D costs for the third quarter of 2009 were RMB7.6 million (US$1.1 million), or 8.2% of net revenue, compared to RMB4.2 million (US$0.6 million), or 6.2% of net revenue for the same period in 2008.

•

Sales, marketing and distribution expense. GAAP sales, marketing and distribution expenses for the third quarter of 2009 were RMB41.6 million (US$6.1 million), or 44.9% of net revenue, compared to RMB29.3 million (US$4.3 million), or 42.9% of net revenue, for the same period in 2008. The increase was primarily attributable to higher sales activities in general and continued investment in building the TPIAO and EPIAO brands.

•

General and administrative expenses. GAAP general and administrative expenses for the third quarter of 2009 were RMB8.4 million (US$1.2 million), representing an increase of 4.6% from general and administrative expenses of RMB8.0 million (US$1.2 million) for the same period in 2008. This marked a decline to 9.1% of net revenue for the third quarter of 2009, compared to 11.8% of net revenue for the third quarter of 2008.

Operating income. GAAP operating income was RMB28.5 million (US$4.2 million) for the third quarter of 2009, an increase of 37.8% from operating income of RMB20.7 million (US$3.1 million) for the same period in 2008. Non-GAAP operating income for the third quarter of 2009 grew by 34.7% to RMB29.8 million (US$4.4 million), compared to RMB22.1 million (US$3.3 million) in the third quarter of 2008.

GAAP operating margin for the third quarter of 2009 was 30.8% as compared to 30.4% for the same period in 2008. Non-GAAP operating margin was 32.2% for the third quarter of 2009, as compared to 32.4% in the same period in 2008.

Interest income. The Company recorded net interest income of RMB2.6 million (US$0.4 million) for the third quarter of 2009, compared to RMB5.5 million (US$0.8 million) for the same period in 2008.

Net income. GAAP net income was RMB26.9 million (US$3.9 million) for the third quarter of 2009, 1343.5% higher than net income of RMB1.9 million (US$0.3 million) for the same period in 2008. GAAP net income per ADS on a fully-diluted basis for the third quarter of 2009 increased to RMB1.25 (US$0.18) from RMB0.09 (US$0.01) for the same period in 2008. GAAP net margin for the third quarter of 2009 was 29.1% as compared to 2.7% for the same period in 2008.

Non-GAAP net income for the third quarter of 2009 was RMB28.2 million (US$4.1 million), 25.6% higher than non-GAAP net income of RMB22.4 million (US$3.3 million) for the same period in 2008. Non-GAAP net income per ADS on a fully-diluted basis for the third quarter of 2009 increased to RMB1.31 (US$0.19) from RMB1.03 (US$0.15) for the same period in 2008. Non-GAAP net margin for the third quarter of 2009 was 30.4% as compared to 32.9% for the same period in 2008.

Nine months ended September 30, 2009 Unaudited Financial Results

Net revenues. Net revenues for the first nine months of 2009 increased by 32.5% to RMB242.6 million (US$35.5 million), from RMB183.2 million (US$27.0 million) for the same period in 2008. The increase was primarily attributable to increased sales from our EPIAO and TPIAO products, underpinned by continued strong demand in the oncology and nephrology markets.

Net revenues from EPIAO for the first nine months of 2009 increased by 30.6% to RMB150.5 million (US$22.1 million) from RMB115.2 million (US$17.0 million) for same period in 2008. Net revenues from TPIAO in the first nine months of 2009 increased by 34.4% to RMB68.8 million (US$10.1 million) from RMB51.2 million (US$7.5 million) for the same period in 2008. In addition, revenue from our export business was RMB9.1 million (US$1.3 million), representing an increase of 27.9% over the first nine months of 2008, while revenue from our in-licensed IV Iron Sucrose supplement was RMB8.7 million (US$1.3 million), representing an increase of 67.7% over the first nine months of 2008.

Gross profit. GAAP gross profit for the first nine months of 2009 increased by 33.9% to RMB223.7 million (US$32.8 million) from RMB167.1 million (US$24.6 million) for the same period in 2008. GAAP gross margin increased by 1.0% to 92.2% for the first nine month months of 2009 from 91.2% for the same period in 2008.

Operating income. For the first nine months ended September 30, 2009, GAAP operating income increased by 48.6% to RMB74.5 million (US$10.9 million), compared to RMB50.1 million (US$7.4 million) for the same period in 2008. Non-GAAP operating income increased by 44.3% to RMB77.5 million (US$11.4 million), compared to RMB53.7 million (US$7.9 million) for the same period in 2008.

GAAP operating margin for the first nine months ended September 30, 2009 was 30.7% as compared to 27.3% for the nine months ended September 30, 2008. Non-GAAP operating margin was 31.9% for the nine months ended September 30, 2009, as compared to 29.3% in the same period in 2008.

Net income. GAAP net income for the first nine months of 2009 increased by 70.2% to RMB69.8 million (US$10.2 million) compared with RMB41.0 million (US$6.0 million) for the same period in 2008. GAAP net margin for the first nine months ended September 30, 2009 was 28.8% as compared to 22.4% for the same period in 2008. GAAP net income per ADS on a fully-diluted basis for the first nine months of 2009 increased to RMB3.24 (US$0.47) from RMB1.89 (US$0.28) for the same period in 2008.

Non-GAAP net income for the first nine months of 2009 increased by 19.0% to RMB75.8 million (US$11.1 million) compared with RMB63.7 million (US$9.4 million) for the same period in 2008. Non-GAAP net margin for the first nine months ended September 30, 2009 was 31.2% as compared to 34.8% for the same period in 2008. Non-GAAP net income per ADS for the first nine months of 2009 increased to RMB3.52 (US$0.52) from RMB2.93 (US$0.43) for the same period in 2008.

Cash and cash equivalents / Time deposits. 3SBio had positive operating cash flows of RMB61.6 million (US$9.0 million) for the first nine months of 2009, and as of September 30, 2009 retained a strong balance sheet with cash, cash equivalents and time deposits of RMB731.5 million (US$107.2 million), a 0.2% decrease from RMB733.0 million (US$107.4 million) as of December 31, 2008.

2009 Full Year Guidance

Based on current market conditions and visibility provided during the third quarter, the Company reiterates its total net revenue target for the full year of 2009 of between US$43 million to US$45 million, resulting in a year-over-year increase of approximately 21% to 26%.

Conference Call

3SBio’s senior management will host a conference call at 5:00 am (Pacific) / 8:00 am (Eastern) / 9:00 pm (Beijing/Hong Kong) on November 13, 2009 to discuss its 2009 third quarter financial results and recent business activity. The conference call may be accessed using the dial-in numbers below:

Conference ID: 38479039

Local dial-in:

China - landline 800-819-0121

China - mobile 400-620-8038

International toll-free dial-in:

Hong Kong 800930346

United Kingdom 080-8234-6646

United States 1-866-519-4004

International toll dial-in: 65-6735-7955

Replay- Conference ID: 38479039

A telephone replay will be available two hours after the call until November 20, 2009, at:

International dial-in: +61-2-8235-5000

United States dial-in: 1-866-214-5335

Webcast

A live webcast of the conference will be available on the investor relations page of 3SBio’s website at

http://bbs.3sbio.com/en/News/xinvestors.aspx and at http://tinyurl.com/yf93ntk. A replay of the webcast will be available within one hour after the conclusion of the call.

Non-GAAP Financial Measures: Reconciliation of GAAP to Non-GAAP

To supplement the Company’s financial information presented in accordance with general accepted accounting principles (“GAAP”), the Company has utilized some non-GAAP financial measures to provide investors and management with supplemental measures that facilitate comparisons of operating performance and trends with prior and future operating performance, and that may not otherwise be apparent on a GAAP basis. These non-GAAP financial measures include non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, non-GAAP net income per share, and non-GAAP net income per ADS. These measures may be different from non-GAAP financial measures used by other companies. The presentation of this financial information, which is not prepared under any comprehensive set of accounting rules or principals, is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP. These measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. Please see the attached reconciliation of GAAP to non-GAAP for an explanation of the amounts excluded to arrive at non-GAAP financial measures for the three-month periods ended September 30, 2009 and September 30, 2008 and for the nine month periods ended September 30, 2009 and September 30, 2008.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments and modifications. The audited financial statements and related notes are to be included in our annual report on Form 20-F for the year ending December 31, 2009. Adjustments and modifications to the financial statements may be identified during the course of the audit work, which could result in significant differences from this preliminary unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.8262 to US$1.00, the noon buying rate for US dollars in effect on September 30, 2009 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. A rate of 6.7899 was used for comparative purposes as of September 30, 2008.

About 3SBio Inc.

3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China. For more information, please visit 3SBio on the web at www.3sbio.com

Safe Harbor Statement

Certain statements in the disclosures of 3SBio, Inc. (the “Company” or “3SBio”) for the third quarter of fiscal 2009 (“Disclosures”) that are not purely historical in nature may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The Disclosures include the press release, the conference call and any accompanying materials, and any other information issued, released or publicized by the Company with respect to the third quarter of fiscal 2009.

These forward-looking statements address activities, events, conditions, or developments that we currently expect or anticipate may occur in the future, and include, but may not be limited to, discussions and statements regarding revenue guidance, product development, timing of plant construction completion, testing and certification, impact of the government policies and regulations, regulatory approval process, production capacity, capital expense estimate, future operations, investment portfolio management, and future strategies. Forward-looking statements can be identified by such terminology as “believe,” “expect,” “plans,” “strategy,” “potential”, “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “will” or “would”, “may” or “might”, and words, phrases, expressions, and usages of similar meaning or substance or the negative of such words, phrases, expressions and usages.

Forward-looking statements are based on management’s current assumptions, beliefs, expectations, and projections, in light of the information currently available to it, and actual results, performances, or achievements could differ materially from those implied or expressed by the forward-looking statements. Among the factors that could cause 3SBio’s actual results to differ from what the Company currently anticipates may include competition from other domestic and foreign pharmaceutical companies; the expected market growth for pharmaceutical products in China; market acceptance of 3SBio products; expected hospital or patient demand for our products; the completion of 3SBio’s ongoing clinical trials as planned; receipt and timing of regulatory approvals for 3SBio’s new products and uses; 3SBio’s ability to expand its production, sales and distribution network and other aspects of its operations; its ability to effectively protect its intellectual property; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government and changes in the healthcare insurance sector in the PRC; and fluctuations in general economic and business conditions in China.

For additional information on factors identified above and other risk factors, uncertainties and assumptions that may affect 3SBio’s business, financial conditions and results of operations, please refer to the Company’s filings with the Securities and Exchange Commission at www.sec.gov, and, in particular, “Introduction – Cautionary Statement concerning Forward Looking Statements”, Item 3.D “Risk Factors”, Item 5. “Operating and Financial Review and Prospects”, and other applicable discussions in 3SBio’s annual report on Form 20-F for the year ended December 31, 2008.

All the statements in the Disclosures speak as of the date of the initial release, even if subsequently made available on the 3SBio website or otherwise. 3SBio undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, subsequent events or otherwise, after the date of this press release.

Investor Contacts

Bo Tan

Chief Financial Officer

3SBio Inc.

Tel: + 86 24 2581-1820

ir@3SBio.com

Tom Folinsbee

Director of Investor Relations

3SBio Inc.

Tel: + 852 8191-6991

ir@3SBio.com

3SBio Inc. and subsidiaries

Consolidated balance sheets

(expressed in thousands)

	December 31 2008	September 30 2009	September 30 2009

	RMB	RMB	US$
		(unaudited)	(unaudited)
Assets

Current assets

Cash and cash equivalents	439,237	334,196	48,958
Time deposits with financial institutions	293,809	397,306	58,203
Accounts receivable, less allowance for doubtful accounts:
December 31, 2008 – RMB4,503 ;September 30, 2009 – RMB3,439 (US$504)	48,927	71,495	10,474
Notes receivable	24,840	30,278	4,436
Inventories	7,748	12,130	1,777
Prepaid expenses and other receivables	8,249	9,260	1,357
Deferred tax assets	1,802	2,581	378

Total current assets	824,612	857,246	125,583

Available-for-sale securities	26,700	14,682	2,151
Property, plant and equipment, net	78,185	139,263	20,401
Lease prepayments	8,894	8,629	1,264
Non-current deposits	8,521	15,596	2,285
Intangible assets, net	5,225	4,400	645
Deferred tax assets	781	106	16

Total assets	952,918	1,039,922	152,345

Liabilities

Current liabilities

Accounts payable	1,939	3,062	449
Deferred grant income	374	374	55
Accrued expenses and other payables	25,273	35,569	5,211
Income tax payable	1,256	3,323	487
Other current liabilities	57	—	—

Total current liabilities	28,899	42,328	6,202

Deferred grant income	3,152	2,871	421
Other liabilities	472	—	—

Total liabilities	32,523	45,199	6,623

Commitments and contingencies	—	—	—

Shareholders’ equity

Share capital - ordinary shares US$0.0001 par value, 500,000,000 shares authorized, 150,575,955 and 150,635,189 issued and outstanding as of December 31, 2008 and September 30, 2009, respectively.	121	121	18
Additional paid-in capital	908,377	911,562	133,539
Accumulated other comprehensive loss	(102,126)	(100,768)	(14,762)
Retained earnings	114,023	183,808	26,927

Total shareholders’ equity	920,395	994,723	145,722

Total liabilities and shareholders’ equity	952,918	1,039,922	152,345

3SBio Inc. and subsidiaries

Consolidated statements of income

(expressed in thousands, except per share , per ADS and other share and ADS data)

Three Months Ended September 30,2009	GAAP RMB	GAAP US$	Adjust- ment RMB		Non-GAAP RMB	Non-GAAP US$
	(unaudited)	(unaudited)	(unaudited)		(unaudited)	(unaudited)
Net Revenues:
EPIAO	56,558	8,285	—		56,558	8,285
TPIAO	27,893	4,086	—		27,893	4,086
Intefen	1,633	239	—		1,633	239
Inleusin	473	69	—		473	69
Iron	3,703	542	—		3,703	542
Export	2,282	334	—		2,282	334
Others	21	3	—		21	3

Total net revenues	92,563	13,558	—		92,563	13,558
Cost of revenues	(6,473)	(948)	123	(1)	(6,350)	(930)

Gross profit	86,090	12,610	—		86,213	12,628

Operating expenses
Research and development costs	(7,616)	(1,116)	121	(1)	(7,495)	(1,098)
Sales, marketing and distribution expenses	(41,551)	(6,087)	169	(1)	(41,382)	(6,062)
General and administrative expenses	(8,386)	(1,229)	820	(1)	(7,566)	(1,108)

Total operating expenses	(57,553)	(8,432)			(56,443)	(8,268)

Operating income	28,537	4,178			29,770	4,360

Other income /(expenses), net
Interest income	2,637	386	—		2,637	386
Grant income	94	14	—		94	14

Others	124	18	—		124	18

Total other income, net	2,855	418			2,855	418

Income before income tax expense	31,392	4,596			32,625	4,778
Income tax expense	(4,471)	(655)	—		(4,471)	(655)

Net income	26,921	3,941			28,154	4,123

Net income per share:
Basic and diluted	0.18	0.03			0.19	0.03

Basic weighted average number of shares outstanding	150,621,780	150,621,780			150,621,780	150,621,780
Effect of dilutive potential shares	608,488	608,488			608,488	608,488

Diluted weighted average number of shares outstanding	151,230,268	151,230,268			151,230,268	151,230,268

Net income per ADS:
Basic and diluted	1.25	0.18			1.31	0.19

Basic weighted average number of ADSs outstanding	21,517,397	21,517,397			21,517,397	21,517,397
Effect of dilutive potential ADSs	86,927	86,927			86,927	86,927

Diluted weighted average number of ADSs outstanding	21,604,324	21,604,324			21,604,324	21,604,324

3SBio Inc. and subsidiaries

Consolidated statements of income

(expressed in thousands, except per share, per ADS and other share and ADS data)

Three Months Ended September 30,2008	GAAP RMB	GAAP US$	Adjust- ment RMB		Non-GAAP RMB	Non-GAAP US$
	(unaudited)	(unaudited)	(unaudited)		(unaudited)	(unaudited)
Net Revenues:
EPIAO	42,650	6,282	—		42,650	6,282
TPIAO	19,736	2,907	—		19,736	2,907
Intefen	1,398	206	—		1,398	206
Inleusin	186	27	—		186	27
Iron	1,733	255	—		1,733	255
Export	2,439	359	—		2,439	359
Others	8	1	—		8	1

Total net revenues	68,150	10,037			68,150	10,037
Cost of revenues	(5,923)	(872)	111	(1)	(5,812)	(856)

Gross profit	62,227	9,165			62,338	9,181

Operating expenses
Research and development costs	(4,242)	(625)	154	(1)	(4,088)	(602)
Sales, marketing and distribution expenses	(29,260)	(4,309)	297	(1)	(28,963)	(4,266)
General and administrative expenses	(8,018)	(1,181)	838	(1)	(7,180)	(1,057)

Total operating expenses	(41,520)	(6,115)			(40,231)	(5,925)

Operating income	20,707	3,050			22,107	3,256

Other income /(expenses), net
Interest income	5,461	804	—		5,461	804
Grant income	94	14	—		94	14
Impairment loss on available-for-sale securities	(19,144)	(2,819)	19,144	(2)	—	—
Others	(1,058)	(156)	—		(1,058)	(156)

Total other income, net	(14,647)	(2,157)			4,497	662

Income before income tax expense and minority interests	6,060	893			26,604	3,918
Income tax expense	(4,272)	(629)	—		(4,272)	(629)

Income before minority interests	1,788	264			22,332	3,289
Minority interests, net of tax	77	11	—		77	11

Net income	1,865	275			22,409	3,300

Net income per share:
Basic and diluted	0.01	0.00			0.15	0.02

Basic weighted average number of shares outstanding	151,862,722	151,862,722			151,862,722	151,862,722
Effect of dilutive potential shares	7,222	7,222			7,222	7,222

Diluted weighted average number of shares outstanding	151,869,944	151,869,944			151,869,944	151,869,944

Net income per ADS:
Basic and diluted	0.09	0.01			1.03	0.15

Basic weighted average number of ADSs outstanding	21,694,675	21,694,675			21,694,675	21,694,675
Effect of dilutive potential ADSs	1,032	1,032			1,032	1,032

Diluted weighted average number of ADSs outstanding	21,695,707	21,695,707			21,695,707	21,695,707

3SBio Inc. and subsidiaries

Consolidated statements of income

(expressed in thousands, except per share , per ADS and other share and ADS data)

Nine Months Ended September 30,2009	GAAP RMB	GAAP US$	Adjust- ment RMB		Non-GAAP RMB	Non-GAAP US$
	(unaudited)	(unaudited)	(unaudited)		(unaudited)	(unaudited)
Net Revenues:
EPIAO	150,549	22,055	—		150,549	22,055
TPIAO	68,820	10,082	—		68,820	10,082
Intefen	4,188	614	—		4,188	614
Inleusin	1,166	171	—		1,166	171
Iron	8,700	1,275	—		8,700	1,275
Export	9,133	1,338	—		9,133	1,338
Others	88	13	—		88	13

Total net revenues	242,644	35,548	—		242,644	35,548
Cost of revenues	(18,990)	(2,782)	365	(1)	(18,625)	(2,728)

Gross profit	223,654	32,766	—		224,019	32,820

Operating expenses
Research and development costs	(14,325)	(2,099)	366	(1)	(13,959)	(2,045)
Sales, marketing and distribution expenses	(110,742)	(16,223)	471	(1)	(110,271)	(16,154)
General and administrative expenses	(24,137)	(3,536)	1,808	(1)	(22,329)	(3,271)

Total operating expenses	(149,204)	(21,858)			(146,559)	(21,470)

Operating income	74,450	10,908			77,460	11,350

Other income /(expenses), net
Interest income	9,163	1,342	—		9,163	1,342
Grant income	281	41	—		281	41
Disposal gain on available-for-sale securities	1,611	236	(1,611	) (2)	—	—
Impairment loss on available-for-sale securities	(4,624)	(677)	4,624	(2)	—	—
Others	1,463	214	—		1,463	214

Total other income, net	7,894	1,156			10,907	1,597

Income before income tax expense	82,344	12,064	—		88,367	12,947
Income tax expense	(12,559)	(1,840)	—		(12,559)	(1,840)

Net income	69,785	10,224			75,808	11,107

Net income per share:
Basic and diluted	0.46	0.07			0.50	0.07

Basic weighted average number of shares outstanding	150,598,359	150,598,359			150,598,359	150,598,359
Effect of dilutive potential shares	114,151	114,151			114,151	114,151

Diluted weighted average number of shares outstanding	150,712,510	150,712,510			150,712,510	150,712,510

Net income per ADS:
Basic and diluted	3.24	0.47			3.52	0.52

Basic weighted average number of ADSs Outstanding	21,514,051	21,514,051			21,514,051	21,514,051
Effect of dilutive potential ADSs	16,307	16,307			16,307	16,307

Diluted weighted average number of ADSs Outstanding	21,530,358	21,530,358			21,530,358	21,530,358

3SBio Inc. and subsidiaries

Consolidated statements of income

(expressed in thousands, except per share , per ADS and other share and ADS data)

Nine Months Ended September30,2008	GAAP RMB	GAAP US$	Adjust- ment RMB		Non-GAAP RMB	Non-GAAP US$
	(unaudited)	(unaudited)	(unaudited)		(unaudited)	(unaudited)
Net Revenues:
EPIAO	115,244	16,972	—		115,244	16,972
TPIAO	51,212	7,542	—		51,212	7,542
Intefen	3,790	558	—		3,790	558
Inleusin	564	83	—		564	83
Iron	5,188	764	—		5,188	764
Export	7,141	1,052	—		7,141	1,052
Others	42	6	—		42	6

Total net revenues	183,181	26,977			183,181	26,977
Cost of revenues	(16,119)	(2,374)	260	(1)	(15,859)	(2,336)

Gross profit	167,062	24,603			167,322	24,641

Operating expenses
Research and development costs	(10,038)	(1,478)	359	(1)	(9,679)	(1,425)
Sales, marketing and distribution expenses	(81,441)	(11,994)	691	(1)	(80,750)	(11,893)
General and administrative expenses	(25,498)	(3,756)	2,271	(1)	(23,227)	(3,421)

Total operating expenses	(116,977)	(17,228)			(113,656)	(16,739)

Operating income	50,085	7,375			53,666	7,902

Other income /(expenses), net
Interest income	18,037	2,656	—		18,037	2,656
Grant income	281	41	—		281	41
Impairment loss on available-for-sale securities	(19,144)	(2,819)	19,144	(2)	—	—
Others	2,761	407	—		2,761	407

Total other income, net	1,935	285			21,079	3,104

Income before income tax expense and minority interests	52,020	7,660			74,745	11,006
Income tax expense	(11,192)	(1,648)	—		(11,192)	(1,648)

Income before minority interests	40,828	6,012			63,553	9,358
Minority interests, net of tax	172	25	—		172	25

Net income	41,000	6,037			63,725	9,383

Net income per share:
Basic and diluted	0.27	0.04			0.42	0.06

Basic weighted average number of shares outstanding	152,019,769	152,019,769			152,019,769	152,019,769
Effect of dilutive potential shares	7,222	7,222			7,222	7,222

Diluted weighted average number of shares outstanding	152,026,991	152,026,991			152,026,991	152,026,991

Net income per ADS:
Basic and diluted	1.89	0.28			2.93	0.43

Basic weighted average number of ADSs outstanding	21,717,110	21,717,110			21,717,110	21,717,110
Effect of dilutive potential ADSs	1,032	1,032			1,032	1,032

Diluted weighted average number of ADSs outstanding	21,718,142	21,718,142			21,718,142	21,718,142

Notes to reconciliation of our GAAP statements of income to our adjusted statements of income:

(1)	To exclude share-based compensation expenses from its non-GAAP measures primarily because they are non-cash expenses that the Company does not believe are reflective of ongoing operating results.
(2).	To exclude the impact caused by the impairment and / or disposal losses on available-for-sale securities from its non-GAAP measures, which is one-off in nature.